SECURITI[illegible])N

06007991

RECEIVED MAR 15 2006 213 SEC MAIL PROCESSING SECTION WASH, D.C.

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

CM

SEC FILE NUMBER
8- 50510

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Generic Trading of Philadelphia, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 Third Avenue, 8th floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Salvatore A. Risi 212-905-5716
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marx, Lange, Gutterman LLP
(Name – *if individual, state last, first, middle name*)

1430 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JUN 20 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Salvatore A. Risi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Generic Trading of Philadelphia, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

Karen Crowe
Notary Public-State of New York
No. 01CR6052729
Qualified in Rockland County
My Commission Expires 12/26/2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) A report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Marx
Lange
Gutterman
LLP
CERTIFIED PUBLIC ACCOUNTANTS

1430 Broadwa
NewYork, NY 10018-920
Phone: (212) 302-600
Fax: (212) 302-615

INDEPENDENT AUDITOR'S REPORT

The Members of
Generic Trading of Philadelphia, LLC

We have audited the accompanying statement of financial condition of Generic Trading of Philadelphia, LLC (the "Company") as of December 31, 2005, and the related statements of income and changes in members' capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Generic Trading of Philadelphia, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole

Marx, Lange, Gutterman LLP

New York, New York
February 20, 2006

GENERIC TRADING OF PHILADELPHIA, LLC
Statement of Financial Condition
December 31, 2005

ASSETS	
Cash and cash equivalents	$ 59,205
Due from members	4,959,165
Securities owned, at market value	108,022,693
Total assets	$ 113,041,063
LIABILITIES AND MEMBERS' CAPITAL	
Liabilities	
Securities sold, not yet purchased, at market value	$ 50,592,800
Payable to clearing broker	31,698,021
Payable to members	2,078,697
Accounts payable and other accrued liabilities	53,738
Total liabilities	84,423,256
Members' capital	28,617,807
Total liabilities and members' capital	$ 113,041,063

The accompanying notes are an integral part of these financial statements.

GENERIC TRADING OF PHILADELPHIA, LLC
Statement of Income and Changes in Members' Capital
Year Ended December 31, 2005

Revenues	
Principal transactions	$ 65,358,057
Expenses	
Commissions charges	36,229,417
Regulatory dues and fees	474,725
Professional fees	52,500
Other operation expenses	6,248
Total expenses	36,762,890
Net income	28,595,167
Members' capital, January 1, 2005	32,249,663
Members' contributions	53,652,935
Members' withdrawals	(85,879,958)
Members' capital, December 31, 2005	$ 28,617,807

The accompanying notes are an integral part of these financial statements.

GENERIC TRADING OF PHILADELPHIA, LLC
Statement of Cash Flows
Year Ended December 31, 2005

Cash flows from operating activities:	
Net income	$ 28,595,167
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities:	
Increase in due from members	(1,643,468)
Increase in securities owned, at market value	(1,004,938)
Decrease in prepaid expenses	76,650
Increase in securities sold, not yet purchased, at market value	9,238,156
Decrease in payable to clearing broker	(900,074)
Decrease in payable to members	(2,176,226)
Decrease in payable to affiliates	(4,302)
Increase in accounts payable and other accrued liabilities	43,738
Net cash provided by operating activities	32,224,703
Cash flows from financing activities:	
Members' contributions	53,652,935
Members' withdrawals	(85,879,958)
Net cash used by financing activities	(32,227,023)
Net decrease in cash and cash equivalents	(2,320)
Cash and cash equivalents, beginning of year	61,525
Cash and cash equivalents, end of year	$ 59,205

The accompanying notes are an integral part of these financial statements.

1. **Organization**

Generic Trading of Philadelphia, LLC (the "Company") is a Delaware limited liability company which commenced operations on October 9, 1997 as a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Philadelphia Stock Exchange, Inc. The Company's managing member is Shear Trading Partners, Inc. (formerly known as Shear-Offman, Inc.) (the "Managing Member"). The non-managing Members ("Class B members") enter into proprietary security transactions on most security exchanges with their contributed capital upon admittance to the Company.

The Company does not carry accounts for customers or perform custodial functions related to securities. The Company trades through a related entity, Carlin Equities, LLC (the "Introducing Broker"), which introduces the members' designated trading accounts, on a fully disclosed basis, to its clearing broker, Goldman Sachs Executions & Clearing, LP (the "Clearing Broker"), a New York Stock Exchange member firm.

2. **Summary of Significant Accounting Policies**

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Purchases and sales of securities and related revenue and expenses are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased are valued at their quoted market prices and the resulting unrealized gains and losses on securities transactions are reflected in principal transactions on the statement of income and changes in members' capital.

3. **Income Taxes**

A limited liability company is taxed as a partnership and as such is not a taxpaying entity. Each member is individually responsible for their share of the Company's income or loss for income tax reporting purposes. Accordingly, the Company has no provision for federal and state income taxes.

4. **Receivable/Payable Clearing Broker**

The clearing and depository operations for the Company's security transactions are provided by the Clearing Broker. At December 31, 2005, all of the securities owned reflected on the statement of financial condition are security positions held by the Clearing Broker.

The Company's cash and securities are used to secure any amounts payable to the Clearing Broker and the securities sold, not yet purchased. The Managing Member monitors the trading activity of the Company to maintain adequate margin with the Clearing Broker.

The Company has agreed to indemnify the Clearing Broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2005 there were no amounts to be indemnified to the Clearing Broker for these transactions.

5. **Due from Members**

Certain Class B Members are Limited Liability Companies ("LLC") that have trading sub-accounts. At December 31, 2005, the sum of accounts with deficit balances, including sub-accounts of corporate Class B members of the Company, is approximately $9.8 million. In accordance with the corporate Class B LLC agreements, all sub-account members acknowledge and understand that all capital contributions are assets of their respective Class B LLC and are therefore subject to the liability and capital requirements of their Class B LLC. As such, the Company's exposure to deficit balances in Class B Member sub-accounts is limited to instances where the Class B LLC has a deficit balance after netting all sub-account balances within the Class B LLC. After taking into account the netting provisions of the Class B LLC agreements, a deficit balance of approximately $4.9 million exists at December 31, 2005. This amount has been included as Due from members on the statement of financial condition. The Managing Member has represented that it will contribute capital to the extent of the Class B members deficit balances such that Class B Members with positive balances will not be required to cover losses of Class B Members with deficits. Historically, the Managing Member has allocated its capital to cover deficits in Class B Member accounts that have deficits at the time of their termination.

6. **Securities Owned and Securities Sold, Not Yet Purchased**

Securities owned and securities sold, not yet purchased as of December 31, 2005 consist of the following:

	Securities Owned	Securities Sold, Not Yet Purchased
Equities	$ 107,037,337	$ 48,634,382
Options	678,530	1,931,293
Other	306,826	27,125
Total	$ 108,022,693	$ 50,592,800

Securities sold, not yet purchased represent obligations of the Company to deliver specific securities by purchasing the securities in the market at prevailing market prices. Accordingly, these transactions result in off-balance-sheet market risks as the Company's ultimate obligation may exceed the amount recognized in the financial statements.

7. **Related Parties**

The Company paid the Introducing Broker approximately $36 million of commissions for the year ended December 31, 2005. The Company has a service agreement with the Introducing Broker. Pursuant to the agreement, the Introducing Broker makes available its facilities and employees to provide administrative and brokerage services and office space. Currently, the Company does not provide any renumeration for these facilities and services to the Introducing Broker.

The trading criteria agreements signed by each Class B member provides for the reallocation to the Managing Member of a negotiated percentage of net income that is initially earned and allocated to the capital accounts of Class B members. The Managing Member was allocated $4.7 million from members' income for the year ended December 31, 2005.

8. **Estimated Fair Value of Financial Instruments**

The Company's activities include the purchase and sale of exchange-traded derivative financial instruments such as equity options. These derivatives are used in arbitrage strategies and for managing risk associated with the portfolio of investments. All positions are reported in the accompanying statement of financial condition at fair value and any change in fair value is reflected in the accompanying statement of income and changes in members' capital as trading revenue. All other financial instruments are carried at fair value or amounts approximating fair value.

9. **Financial Instruments with Off-Balance Sheet Risk or Concentrations of Credit Risk**

In the normal course of its business, the Company trades various financial instruments and enters into various investment activities with off-balance sheet risk. Primarily, these financial instruments include written options and securities sold, but not yet purchased. Generally, these financial instruments represent future commitments to purchase or sell other financial instruments at specific terms at specific future dates. Each of these financial instruments contains varying degrees of off-balance sheet risk whereby changes in the market values of the securities underlying the financial instruments or the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

Securities sold, but not yet purchased represent obligations of the Company to deliver the specified securities at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

The Company's principal trading activities are executed through a broker located in the United States. All securities transactions of the Company are cleared by the Clearing Broker pursuant to a customer agreement. At December 31, 2005 all the investments in securities, securities sold, not yet purchased and due from/to broker are positions with and amounts due from/to this broker. The Company had substantially all of its individual counterparty concentration with this broker and its affiliates.

The Company maintains cash deposits in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

10. **Derivative Contracts**

In the normal course of business, the Company enters into derivative contracts for trading purposes. The derivative contracts that the Company holds or issues are exchange-traded options contracts. Typically, derivative contracts serve as components of the Company's investment strategies and are utilized primarily to structure and hedge investments to enhance performance and reduce risk to the Company. The Company records its derivative activities on a mark-to-market basis. Market values are determined by using quoted market prices.

11. **Net Capital Requirements**

As a registered broker-dealer, the Company is subject to the Uniform Net Capital requirement of the SEC under Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Minimum net capital is defined as the greater of 6 2/3% of aggregate indebtedness or $100,000. At December 31, 2005, the Company had net capital of $1,773,360, which was $1,631,191 in excess of the amount required to be maintained at that date. The ratio of aggregate indebtedness to net capital was 1.20 to 1.

Advances, dividend payments, and other equity withdrawals by the Company are subject to certain notification and other provisions of the Uniform Net Capital Rule 15c3-1 of the SEC and other regulatory bodies.

Proprietary balances, if any, held at the Clearing Broker ("PAIB Assets") are considered allowable assets for net capital purposes, pursuant to an agreement between the Company and the Clearing Broker, which requires, among other things, that the Clearing Broker perform computations for PAIB assets and segregate certain balances on behalf of the Company, if applicable.

12. **Guarantees**

The Company applies the provisions of the Financial Accounting Standards Board's Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45") which provides accounting and disclosure requirements for certain guarantees.

As described in Note 4, the Company has agreed to indemnify the clearing broker for losses that it may sustain from the member accounts introduced by the Company. In accordance with applicable margin ending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

Supplemental Information

Marx Lange Gutterman LLP
CERTIFIED PUBLIC ACCOUNTANTS

GENERIC TRADING OF PHILADELPHIA, LLC
Computation of Net Capital Pursuant to Rule 15c3-1
Of the Securities and Exchange Commission
as of December 31, 2005

Members' capital	$ 28,617,807
Less non allowable assets	4,959,165
	23,658,642
Less haircuts on securities	21,885,282
Net capital	$ 1,773,360
Minimum net capital required, the greater of $100,000 or 6 2/3% of aggregate indebtedness of $2,132,435	$ 142,169
Excess net capital	$ 1,631,191
Ratio of aggregate indebtedness to net capital	1.20 : 1
Schedule of aggregate indebtedness:	
Payable to members	$ 2,078,697
Accounts payable and other accrued liabilities	53,738
Total aggregate indebtedness	$ 2,132,435

Reconciliation between the above computation of audited Net Capital of the Company as of December 31, 2005 and the computation included in the Company's corresponding unaudited from X-17A-5 Part IIA filing as of December 31, 2005

Net capital as reported in the Company's (unaudited) FOCUS report	$ 1,862,531
Decrease in payable to clearing broker	10,000
Decrease in accounts payable and other accrued liabilities	106,262
Increase in haircuts on securities	(205,443)
Net capital	$ 1,773,360

Exemption claimed under Rule 15c3-3(k)(2)(ii).

Supplementary Report
Of Independent Auditors

Marx Lange Gutterman LLP
CERTIFIED PUBLIC ACCOUNTANTS

Marx Lange Gutterman LLP
CERTIFIED PUBLIC ACCOUNTANTS

1430 Broadway
New York, NY 10018-9202
Phone: (212) 302-6000
Fax: (212) 302-6156

Supplementary Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5 of the Securities Exchange Act of 1934

The Members of
Generic Trading of Philadelphia, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Generic Trading of Philadelphia, LLC (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (i) in making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13, (ii) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System or (iii) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use by the Board of Directors, management, the Securities and Exchange Commission, National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Marx Lange Gutterman LLP

New York, New York
February 20, 2006